Exhibit 8.1

[Letterhead of Sullivan & Cromwell LLP]

[  ], 2017

CIM Commercial Trust Corporation,

        17950 Preston Road, Suite 600,

                 Dallas,  Texas 75262.

Dear Sirs:

We have acted as your United States federal income tax counsel in connection with the filing of the Post-Effective Amendment No. [  ] to Registration Statement on Form S-11, filed on [  ], 2017 (the “Registration Statement”), by CIM Commercial Trust Corporation, a Maryland corporation (“CIM REIT”).

In rendering this opinion, we have reviewed such documents as we have considered necessary or appropriate. In addition, in rendering this opinion, we have relied, without independent investigation, as to certain factual matters upon the statements and representations contained in certificates provided to us by CIM REIT and CIM Urban REIT Holdings, LLC, dated [  ], 2017 (collectively, the “Certificates”).

In rendering this opinion, we have also assumed, with your approval, that (i) the statements and representations made in the Certificates are true, correct and complete, and (ii) each of the Certificates has been executed by appropriate and authorized officers.

Based on the foregoing and in reliance thereon and subject thereto and on an analysis of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we hereby confirm our opinion that commencing with its taxable year ending December 31, 2014, CIM REIT has been organized in conformity with the requirements for qualification as a REIT under the Code, its manner of operations has enabled it to satisfy the requirements for qualification as a real estate investment trust for taxable years ending on or prior to the date hereof, and its proposed method of operations will enable it to satisfy the current requirements for qualification and taxation as a real estate investment trust under the Code for subsequent taxable years.

This opinion represents our legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court.

CIM REIT’s qualification as a real estate investment trust will depend upon the continuing satisfaction by CIM REIT and CIM Urban REIT Holdings, LLC of the requirements of the Code relating to qualification for real estate investment trust status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. We have not monitored and do not undertake to monitor whether CIM REIT or CIM Urban REIT Holdings, LLC actually has satisfied or will satisfy the various real estate investment trust qualification tests.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Material U.S. Federal Income Tax Considerations” in the Prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,